Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9

MI DEVELOPMENTS RECEIVES PROPOSAL

FOR ITS RACING ASSETS FROM MINOR RACING, LLC

November 10, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced that it has received a proposal from Minor Racing, LLC to acquire from MID for a price in the range of US$150 million to US$170 million the following assets of MID: Santa Anita Park, Golden Gate Fields, The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet.  Minor Racing also proposed to acquire Gulfstream Park (including MID’s interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.) and all of MID’s other Florida racing related assets, for an additional US$150 million, although the proposal is not conditioned on the inclusion of these assets.  The proposal is subject to due diligence and assumes that the assets would be acquired debt free and that the acquired entities would be working capital neutral.

The Special Committee of the Board of Directors of MID is reviewing and evaluating the proposal from Minor Racing.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream ParkTM, a joint venture with Forest City Enterprises, Inc.), The Maryland Jockey Club (via a joint venture with Penn National Gaming, Inc.), Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, offtrack and account wagering markets.  For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.